UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

Fortress Biotech, Inc.

FBIO Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael S. Weiss

Fortress Biotech, Inc.

2 Gansevoort Street, 9th Floor

New York, New York 10014

(781) 652-4500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue, 15th Floor

New York, New York 10016

(212) 210-9400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$40,522,868	$4,081.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 12,432,575 shares of common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation (“NHLD”) outstanding plus (ii) 36,000 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price (as defined below), multiplied by the offer price of $3.25 per Share (the “Offer Price”). The calculation of the filing fee is based on information provided by NHLD as of August 8, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,081.00	Filing Party: Fortress Biotech, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2016 (the “Schedule TO”) relating to the offer by Fortress Biotech, Inc., a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, and the Offer was not extended. Parent was advised by the Depositary that, as of the expiration of the Offer, a total of 6,748,868 Shares had been validly tendered and not withdrawn from the Offer (not including an aggregate of 288,717 Shares delivered through Notices of Guaranteed Delivery), representing approximately 54% of the aggregate number of Shares then issued and outstanding.

All conditions to the Offer having been satisfied, Acquisition Sub has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer.

The number of Shares tendered pursuant to the Offer does not satisfy the Merger Condition. Therefore, Parent and Acquisition Sub will not consummate the Merger, and the Company will remain a publicly-traded company.

On September 12, 2016, Parent and the Company issued a press release announcing the expiration and preliminary results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Joint Press Release of Parent and the Company, dated September 12, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

FBIO ACQUISITION, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

EXHIBIT INDEX

(a)(5)(B)	Joint Press Release of Parent and the Company, dated September 12, 2016